Contact

www.linkedin.com/in/jonathan-mogor-a224a05b (LinkedIn)

Jonathan Mogor

Founder at Soulmate Brewing Company
Stowe, Vermont, United States

Summary

Creator of Soulmate Brewing Company, a craft beer manufacturer located in Vermont with a portfolio of 17 medal winning beers across a variety of styles. Distributed currently in Vermont with goals for national distribution over time. My vision for Soulmate Brewing is a brand based on love and relationships full of passion, adventure, and the amazing journey life takes us on when we find our people. Food and beverage are the bonds that bring people together no matter our geographical location, or language we speak.

Experience

Soulmate Brewing Company (TM)

Founder
February 2019 - Present (6 years 10 months)
Morrisville, Vermont, United States

Coming soon an new unique craft brewing experience.

Magma Properties LLC

Managing Partner
2014 - Present (11 years)
Stowe, Vermont

Commercial property investments and management. We own and maintain a beautiful historic building constructed in 1875 in the downtown village of Morrisville Vermont.